                                                                    EXHIBIT 20.2

                                [SYNERGEN LOGO]


                                                               November 23, 1994





Dear Stockholder:

         As you may be aware, on November 17, 1994, Synergen, Inc. entered into a merger agreement with Amgen Inc. ("Amgen") and its wholly owned subsidiary, Amgen Acquisition Subsidiary, Inc. ("Purchaser"), pursuant to which Purchaser agreed to commence as promptly as practicable a tender offer for Synergen Common Stock for a cash price of $9.25 per share. The agreement provides that, following completion of the offer, Amgen will cause Purchaser to merge into Synergen and any Synergen shares that are not acquired through the tender offer will be converted in the merger into the right to receive the same consideration as is paid in the tender offer.

         THE BOARD UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE
MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER, THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

         In arriving at its recommendation, the Board gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9, including the opinions of Morgan Stanley & Co. Incorporated and Alex. Brown & Sons Incorporated, Synergen's financial advisors, that the consideration to be received pursuant to the merger agreement is fair to Synergen's stockholders from a financial point of view. We urge you to read the enclosed Schedule 14D-9 and the related tender offer materials carefully.

         On behalf of Synergen's Board of Directors, I thank you for the support you have given to the Company over the years.

                                      Sincerely,



                                      /s/ Gregory B. Abbott
                                      President and Chief Executive Officer